[Letterhead]

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Finotec Group, Inc.
Form 10-KSB for the fiscal year ended January 31, 2005
File No. 033-20966


     The Company would like to respond to the comment letter dated September 26, 2005, by amending the 10-KSB for the period ended January 31, 2005 as detailed below.

Form 10-KSB for the fiscal year ended January 31, 2005
------------------------------------------------------

Item 7. Financial statements and Supplementary Data
---------------------------------------------------

2. Summary of Significant Accounting Policies, Page F-6
-------------------------------------------------------

     1. Please revise to include a detailed description of your revenue recognition policy.

The Company would like to amend page the Summary of Significant accounting Policies on page F-6 by adding the following:

Revenue recognition

Finotec acts as a market maker for its customers based on the prices traded in the Interbank market, and recognizes a loss or revenue when customers close transactions in foreign currencies. When there is no compensation inside the system with its customers, Finotec turns to other institutions to clear the contracts and recognizes a loss or revenue from actions in derivative financial instruments.


Item 8A. Changes in and Disagreements with Accountants on Accounting and Financialk Disclosure, page 31
------------------------------

     2. Please revise to include the information required by Item 307 of Regulation S-B (17 CFR 228.307) and Item 308 of Regulation S-B (17 CFR 228.308).

The Company would like to amend Item 8A by adding the following:


CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures. The Company's Chief Executive Officer and its Chief Financial Officer , after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c) as of a date within 90 days of the filing date of this annual report on Form 10-KSB (the "Evaluation Date")), have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to them by others within the Company, particularly during the period in which this annual report on Form 10-KSB was being prepared.


(b) Changes in Internal Controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions. As a result no corrective actions were taken.


Item 13. Exhibits, page 36
--------------------------

     3. Please revise to include Exhibit 32 as required by Item 601 of Regulation S-B.


The Company would like to amend Exhibit 32 by adding the following:


                                                                    Exhibit 32.2

                          CERTIFICATION PURSUANT TO THE
                               SARBANES-OXLEY ACT

     I, Didier Essemini, the Chief Financial Officer of Finotec Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Finotec Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the registrant's auditors:

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: October __, 2005

                          /s/ Didier Essemini
                          ----------------------------
                          Didier Essemini
                          Chief Financial Officer

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.